April 21, 2017

His Excellency
Mr. Mninwa Johannes Mahlangu
The Ambassador of the Republic of
South Africa to the United States
Embassy of the Republic of
South Africa
3051 Massachusetts Avenue, N.W.
Washington, D.C. 20008

> **Re:** **The Republic of South Africa**
> **Registration Statement under Schedule B**
> **File No. 333-216978**
> **Filed March 28, 2017**
>
> **Form 18-K for Fiscal Year Ended March 31, 2016**
> **Filed December 5, 2016**
> **File No. 033-85866**

Dear Mr. Ambassador:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Incorporation of Certain Documents by Reference, page 3

1. You indicate that any Form 18-K will be incorporated by reference into the prospectus and "will supersede and replace any prior Form 18-K." You then define the term "Annual Report" to be any Form 18-K incorporated into the prospectus and not superseded or replaced by operation of the preceding terms of the paragraph. Please revise this paragraph to clarify these statements, which seem to be contradictory.

Form 18-K, Exhibit 99.E

General

2. Please update all statistics and information in the registration statement and incorporated documents to provide the most recent data. For example, we note that SARB and StatsSA have published some data through the fourth quarter of 2016 or as of a more recent date.

3. Please disclose the recent political turmoil in South Africa, and include a discussion of the recent downgrading of South Africa's credit rating on its foreign-currency denominated debt and any other downgrades.

Summary Information, page 3

4. Here and throughout, please expand the footnote disclosure to explain further how you seasonally adjusted and annualized information in the annual report.

Public Enterprises, page 117

5. We note your disclosure of what each entity is throughout the annual report, except Denel and SA Express. Please provide a brief explanation.   Also, please present net income or net loss for each of the enterprises.

Tables and Supplementary Information, page 131

6. Please provide this disclosure as of a more recent date.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3242 with any questions.

Sincerely,

/s/ Mary Cascio

Mary Cascio
Special Counsel

cc: David Milne, Republic of South Africa
Melissa Butler, White & Case LLP